UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 22, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-held Company

CNPJ/MF n. 60.643.228/0001-21

NIRE: 35.300.022.807

CALL NOTICE FOR

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited, as provided in Article 124 of Law nº 6,404 of December 15, 1976 (the “Brazilian Corporation Law”), on first notice, to attend the Ordinary and Extraordinary General Meetings to be jointly held on April 26, 2013, at 11:00AM, in the Company’s headquarters building, located at Alameda Santos, n° 1357/6º floor, Sala Eucalyptus, City of São Paulo, State of São Paulo, to deliberate the following agenda:

1. In the Ordinary General Meeting:

(a) Take the accounts of the management, examine, discuss and vote on the Financial Statements, accompanied by the Report of the Independent Auditors for the fiscal year ended December 31, 2012;

(b) Resolve on the proposal of the management regarding the allocation of the results for the fiscal year ended December 31, 2012;

(c) Resolve on the proposed capital budget for 2013;

(d) Elect the members of the Board of Directors of the Company;

(e) Set the aggregate annual remuneration to the management of the Company.

2. In the Extraordinary General Meeting:

(a) Amend, as per the management’s proposal, the head of Article 5 of the Bylaws in order to rectify the capital stock and the quantity of shares issued, according to the Board of Directors meeting held on April 24, 2012;

(b) Amend, as per the management’s proposal, the Company’s Bylaws so as to permanently institute the Statutory Auditing Committee (CAE), as per the terms of CVM Ruling 509 of November 16, 2011, which shall operate permanently;

(c) Amend the Article 27, and its respective paragraphs, of the Bylaws in order to include that the Fiscal Council shall not operate permanently, and shalll only be installed upon request by the Shareholders, pursuant to the applicable law.

(d) Approve, as per the previous deliberations and the consequent renumbering of the Articles, the consolidation of the Company’s Bylaws.

General Information:

1.  The holders of the Company’s common nominal shares are invited to participate, in person or represented by an attorney-in-fact or legal representative, in the General Meetings presently summoned, provided that the aforementioned shares are registered in their names at the depository financial institution responsible for keeping record of the Company’s shares, and/or custody agent, pursuant to the provision set forth in Article 126 of Law n. 6,404/76. Shareholders should be present before the starting time indicated in the Call Notice, bearing the following documents:

- Individual Shareholders: Personal ID document with photograph (personal domestic or foreign ID card, driver’s license or cards for duly accredited professional associations); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 23, 2013;

- Corporate Shareholders: Certified copies of the latest articles of incorporation or consolidated bylaws and of the corporate documents which grant representations powers (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 23, 2013;

- Investment Funds: Certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to corporate documentation that grant powers of representation (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, provided by the depository financial institution and/or the custody agent after April 23, 2013.

1.1. The Shareholder that will be represented by an attorney-in-fact must deposit the respective power of attorney at the Company’s headquarters up to 3 (three) business days before the date set for the General Meetings presently summoned, in accordance with Article 28, § 4, of the Bylaws. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, n° 1357/7° floor, 01419-908, São Paulo - SP.

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1.2. If the Shareholder has not deposited the power of attorney within the time period established in Article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the Meetings, as long as they present, by that date, the originals of the documents proving their powers.

2. The minimum percentage required for the adoption of a multiple voting process for the election of the Board of Directors is 5% (five percent) of the common shares, according to CVM Ruling n. 165, issued by the Brazilian Securities and Exchange Commission on December 11, 1991, with later alterations. According to Article 141, paragraph 1 of Law 6,404/76, the shareholders shall have the right to request the adoption of the multiple voting process by no later than 48 hours prior to the date for which the Shareholders’ Meeting is called.

3. All documents pertaining to the matters to be resolved in the General Meetings in question, including all the documents required by the Ruling n. 481 issued by the Brazilian Securities and Exchange Commission of December 17, 2009, are available to the Shareholders at the Company’s headquarters, on the webpage of the Company’s department of Investor Relations (www.fibria.com.br/ir), on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br), and on the São Paulo Stock Exchange BM&FBOVESPA website (www.bmfbovespa.com.br).

São Paulo, March 22, 2013.

JOSÉ LUCIANO DUARTE PENIDO

Chairman of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO